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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-14659
Wilmington Trust Corporation

(Exact name of registrant as specified in its charter)
Rodney Square North, 1100 North Market St., Wilmington, DE 19890-0001 / (302) 651-8378

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $1.00 per share

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One
     Effective May 16, 2011, MTB One, Inc., a Delaware corporation and a wholly-owned subsidiary of M&T Bank Corporation, a New York corporation, was merged with and into Wilmington Trust Corporation, a Delaware corporation.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Wilmington Trust Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 26, 2011	By:	/s/ Brian R. Yoshida
Name: Brian R. Yoshida
Title: Group Vice President and Assistant Secretary

Persons who respond to the collection of information contained in this form are not required to respond unless the form
SEC2069(02-08)	displays a currently valid OMB control number.
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.